UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Datametrics Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0002380851

(CUSIP Number)

Michael D. Schley, Esq.
Schley Look and Guthrie, LLP
797 Ashley Road
Santa Barbara, California 93108
(805) 969-3263

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 1999

(Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

__________
(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000238081
13D

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard Joy Love dba RJL Capital Management, a California Sole Proprietorship. Mr. Love's Social Security Number is ###-##-####.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_] (b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF and OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7 SOLE VOTING POWER-766,490

8 SHARED VOTING POWER-0

9 SOLE DISPOSITIVE POWER-957,630

10 SHARED DISPOSITIVE POWER-0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
957,630

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14 TYPE OF REPORTING PERSON*
IA and IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 0002380851
13D

Note: This statement filed on Schedule 13D was due to be filed within 10 days of August 24, 1999. The information reflected in this statement is accurate as of August 24, 1999, except where the context indicates that more recent information is given, in which case it is given as of the date of this filing.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Datametrics Corporation, a Delaware Corporation. The address of the issuer’s principal executive office is 25B Hanover Road Florham Park, New Jersey 07932

Item 2. Identity and Background.

The Reporting Person:

(a) Name and jurisdiction of organization: This statement is filed by Richard Joy Love dba RJL Capital Management, a California sole proprietorship.

(b) Principal Business Address: The principal business address of RJL Capital Management is 809 B Presidio Avenue, Santa Barbara, California 93101

(c) Principal Business: The principal business of RJL Capital Management is as an investment advisor. The owner/sole proprietor of RJL Capital Management is Richard Joy Love.

 (d) The Reporting Person, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) The Reporting Person, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Love is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds for the acquisitions by RJL Capital Management has been the personal funds of Mr. Love and client funds. These are the only anticipated sources of any future purchases as well.

Item 4. Purpose of Transaction.

All of the shares reported herein have been acquired for investment purposes. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the issuer, to dispose of, or caused to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

The Reporting Person currently has no formal plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this statement.

Item 5. Interest in Securities of the Issuer.

 (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2, is as follows:

Richard Joy Love dba RJL Capital Management: 957,630; 5.0% as of August 24, 1999.

 (b) The voting and dispositive powers with respect to the shares held by the Reporting Person are as follows:

Sole Voting Power- 766,490 Shared Voting Power-0 Sole Dispositive Power-957,630 Shared Dispositive Power-0

 (c) The Reporting Person engaged only in purchase transactions, which are reported below:

Date              Number of Shares          Price per Share

8/24/99           40,000                    $1.14

9/09/99           85,000                    $1.28
(d) The Reporting Person personally owns 517,848 of the shares reported in this statement. The balance are owned by clients of the Reporting Person who have given the Reporting Person either voting or dispositive power, or both. No such client owns 5% of the common stock of the Issuer. Of the 517,848 shares owned by the Reporting Person, 114,285 are represented by a currently exercisable option to purchase such shares from a party other than the Issuer.

(e) not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 24, 1999, the Reporting Person was a member of the Issuer’s board of directors. On January 24, 2000, the Reporting Person resigned such position on the Issuer’s board of directors.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company, except as reported above in this Schedule13D.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2000

(Date)
/s/

(Signature)
Richard J. Love, Owner/Sole Proprietor

(Name/Title)
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).